SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

November 27, 2023

Via Edgar

Brian Fetterolf/Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 17, 2023
File No. 333-273286

Dear Mr. Fetterolf and Mr. King:

We have set forth below response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 22, 2023 with respect to Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-273286) filed with the SEC on November 17, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response in bold. Please note that all references in the response refer to the relevant revisions in the Amendment No. 2 to the Registration Statement on Form F-1 (the “F-1/A No. 2”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form F-1 filed November 17, 2023
Cover Page

1.	We note your response to comment 1, as well as your revised disclosure that “[t]he GEM Entities may be deemed as underwriters under the Securities Act of 1933 . . . .” We reissue the comment. Please revise to name the GEM Entities as underwriters here and in the Plan of Distribution, by stating that they are underwriters under the Securities Act of 1933 as opposed to your disclosure that they “may be deemed as underwriters.” For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

Response: In accordance with the Staff’s comment, the Company has revised the Cover Page and the Plan of Distribution section of the F-1/A No. 2.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Zaichang Ye
Zaichang Ye
Chief Executive Officer, and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP